Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 18, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued a press release on April 17, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Press release, dated April 17, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
April 18, 2007	Name:	Wan Feng
	Title:	Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

Press release

For immediate release

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCES 2006 ANNUAL RESULTS

HONG KONG, 17 April 2007 - China Life Insurance Company Limited (SEHK: 2628; NYSE: LFC; SSE: 601628) today announced the audited consolidated results of the company and its subsidiaries (“China Life” or the “Company”) for the year ended 31 December 2006 (based on Hong Kong Financial Reporting Standards (HKFRS)).

Key highlights

•      Total revenues for the year reached RMB 147,311 million, up 50.0% from 2005. Gross written premiums and policy fees reached RMB 99,417 million, up 22.7% from 2005.

•      Total assets were RMB 764,395 million at the end of 2006, up 36.7% from 2005. Net investment income reflected in operating results was RMB 24,942 million, up 49.5% from 2005. Investment yield[1] was 4.27%.

•      Net profit attributable to shareholders was RMB 19,956 million, up 114.4%.

•      Basic and diluted earnings per share were RMB 0.75.

•      The Company continued to maintain its leading position in the life insurance market in China, with a market share of 45.27%.

•      The Company’s solvency ratio was 3.50 times the minimum regulatory requirement at the end of the year.

•      The Board of Directors of the Company proposed a final dividend of RMB 0.14 per share.

China Life continued to achieve encouraging business growth during the year, with net profit attributable to shareholders of the Company reaching RMB 19,956 million, up 114.4% from 2005. Basic and diluted earnings per share were RMB 0.75. The Board of Directors of the Company proposed a final dividend of RMB 0.14 per share.

Mr. Yang Chao, Chairman of the Board of China Life, said: “2006 was a landmark year in the history of China’s insurance industry. The release and implementation of the ‘State Council Directive on Matters Concerning Accelerating the Development of the Insurance Industry’ have provided valuable opportunities for the sector’s development. As an industry leader, China Life benefited the most from these opportunities.”

[1]

based on investment assets, which are presented in appendix 4, that include debt securities, equity securities, term deposits, statutory deposits – restricted, policy loans and cash and cash equivalents and do not include accrued investment income, and net of securities sold under agreements to repurchase.

Mr. Yang added: “During the year, we further enriched and established our business objective of developing China Life into a world-class life insurance company with ‘strong capitalization, advanced corporate governance, a well-established management system, stringent internal controls, leading technology, a first-class team, superior service, an outstanding brand and a harmonious and balanced mode of development’. While bearing the responsibility of leading the development of the life insurance industry, China Life continued to grow its own business at full speed. The company further enhanced shareholder value and delivered encouraging results for the year. China Life launched its A-share initial public offering in December 2006 and our shares were successfully listed on the Shanghai Stock Exchange on 9 January 2007. The A-share listing further strengthened China Life’s capital base, brand and social influence.”

Mr. Wan Feng, Vice President of China Life, said: “In 2006, China Life capitalised on unprecedented growth opportunities in the industry and accelerated business development following our guiding principles of ‘Rapid and Balanced Growth, Efficiency through Consolidation and Restructuring, and Progress Driven by Innovation’. By stepping up efforts to adjust our business structure and to optimise our investment portfolio, business revenue grew rapidly and investment income and operating profit increased substantially. China Life further enhanced corporate governance and internal control during the year and accomplished its business targets for the year.”

Strong business growth, clear leading position

For the year ended 31 December 2006, the Company’s total revenues were RMB 147,311 million, an increase of 50.0% from 2005. Gross written premiums and policy fees reached RMB 99,417 million, up 22.7%.

China Life continued to maintain its leading position in the life insurance market in China, with a market share of 45.27% at the end of 2006 based on accounting standard generally accepted in the P.R. China.

Improved business structure, higher embedded value

While rapidly growing its business, China Life improved its business structure to enhance the overall quality of its operations, which is essential for long-term steady business development. For the year ended 31 December 2006, the Company’s first-year regular gross written premiums accounted for 90.7% of first-year gross written premiums of long-term traditional insurance contracts.

Rapid business growth and improvement in business quality have resulted in a further increase in the Company’s embedded value. As at 31 December 2006, China Life’s embedded value was RMB 181,989 million, up 59.7% from 2005. The value of new business for the year ended 31 December 2006 was RMB 10,481 million, up 40.0%.

More investment opportunities, higher investment income

China Life is one of the largest institutional investors in China. As at 31 December 2006, the company’s investment assets were RMB 686,804 million, up RMB 192,448 million or 38.9% from that at the end of 2005. In 2006, the Company capitalised on favourable market changes and improved its investment portfolio by increasing the proportion of debt and equity investment, which effectively raised investment yield. The Company’s net investment yield was 4.27% for the year (based on investment assets, which are presented in appendix 4, that include debt securities, equity securities, term deposits, statutory deposits – restricted, policy loans and cash and cash equivalents and do not include accrued investment income, and net of securities sold under agreements to repurchase).

During the year, China Life actively pursued strategic investment opportunities. In June 2006, the Company subscribed for shares in CITIC Securities Company Limited (SSE: 600030). Capitalising on the reform and restructuring of Guangdong Development Bank, in December 2006 China Life invested in the bank and became one of the equally-ranked largest shareholders. Following the Company’s investment in the H-share initial public offering of China Construction Bank Limited (SEHK: 0939), China Life also became one of the largest A-share strategic investors and H-share fundamental investors of Bank of China Limited (SEHK: 3988; SSE: 601988) and Industrial and Commercial Bank of China Limited (SSE: 1398; SSE: 601398).

Increased financial strength, substantial increase in earnings

Net profit attributable to shareholders of the Company reached RMB 19,956 million for 2006, up 114.4% from 2005. As at 31 December 2006, the Company’s shareholders’ equity was RMB 139,665 million, up 73.8% from the end of 2005.

In 2006, China Life stepped up efforts to implement comprehensive budgetary management and strictly controlled operating costs, resulting in a consolidated cost control ratio of 14.9%, 2.3 percentage points lower than in 2005.

As at 31 December 2006, the Company’s solvency ratio was 3.50 times the minimum regulatory requirement. China Life’s strong financial position and adequate solvency level have laid a solid foundation for the Company’s rapid and healthy business development.

Enhanced corporate governance, stronger internal control

In 2006, in compliance with regulatory requirements, China Life adopted its Procedural Rules for Shareholders’ Meetings and further amended its Articles of Association and Procedural Rules for Board and Supervisory Committee Meetings. To further improve and strengthen its corporate governance system and the professionalism of its Board of Directors, China Life appointed a financial specialist as an independent non-executive director and a member of the Audit Committee. The Company was invited by the UN Trade and Development Council to attend the 23rd session of Intergovernmental Working Group of Experts on International Standards of Accounting and Reporting (ISAR) in the UN European Headquarters in Geneva in October 2006 and presented a speech to the group. The Company was one of the two enterprises in the world invited to attend the Seminar and was the only corporate representative from the developing countries.

Management has completed its assessment of its internal controls over financial reporting as required by the US SEC and has concluded that such controls are effective. We have also received from our registered independent auditors unqualified opinions on management’s assessment of the effectiveness of internal control over financial reporting and on the effectiveness of our internal control over financial reporting. Management’s assessment and the report of our registered independent auditor will be included in our SEC Form 20-F (U.S. version of the annual report).

Social responsibility and industry leadership

As the largest life insurance company in China, China Life adheres to the corporate mission of “Caring for People, Cherishing Life, Serving the Community and Creating Value” and has made industry leadership and social responsibility an integral part of its corporate culture. China Life was the first to promote the development of insurance businesses that are encouraged by government policies on social matters. In addition to offering insurance products to communities, the Company has participated in charity programmes and contributed to the development of a harmonious society.

China Life has placed strong emphasis on the development of products encouraged by government policies, including the New Village Cooperative Medical Scheme (“NVCMS”). The Company started to undertake NVCMS business in nine provinces and 48 local towns and districts including Jiangsu, Henan and Qingdao. The total number of participants in this medical insurance scheme has reached 17.4 million.

China Life has been active in charity work. In 2006, the Company made charitable donations of RMB 64.44 million, including a RMB 5 million donation for the establishment of 18 “China Life Long March Primary Schools” in 13 provinces along the Long March routes. The Company also donated RMB 1 million to the “Mutual Support and Courage Fund” of Shanghai. In March 2007, the Company contributed RMB 50 million to establish the “China Life Charitable Fund” and is in the process of establishing the China Life Volunteer Organisation.

Facing new challenges, seizing new opportunities

China’s steady economic growth is expected to continue in 2007. China’s insurance industry enjoys broader scope for development following the implementation of the “State Council Directive on Matters Concerning Accelerating the Development of the Insurance Industry” and the resolutions made by the China Finance Working Committee Conference and National Insurance Working Committee Conference. At the same time, intensifying competition and uncertainty in the capital markets will bring new challenges for the Company. As the leader of China’s life insurance industry and one of the largest institutional investors in China, the Company will adopt pro-active measures to embrace such challenges and seize new development opportunities. With the largest customer base in China and the most extensive sales channels and service network, China Life will continue to leverage its advantages and assume the leadership role in the development of China’s insurance industry.

In 2007, China Life will continue to improve its corporate governance, strengthen internal control and enhance its risk management capabilities. It will also deepen reform and seize development opportunities to ensure healthy and rapid growth of its insurance business and further consolidate its market leadership. China Life will continue to optimise the structure of its investment assets to raise investment returns and enhance profitability. The Company will step up efforts in innovation and accelerate the strengthening of product development, customer service and back-office support systems to better meeting the changing needs of customers and enhance sales and service quality. Through its industry leadership status, China Life seeks to further enhance its core competitiveness and capacity to serve the community. It will strive to strengthen its foundation to develop into a world-class life insurance company and create further value for shareholders.

- End -

Forward-looking statements

Certain statements contained in this press release may be viewed as “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Registration

Statement on Form F-1 for its initial public offering (333-110615) and in the Company’s other filings with the Securities and Exchange Commission (“SEC”), including our annual filing with the SEC on Form 20-F. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and we undertake no duty to update such information.

About China Life Insurance Company Limited

China Life Insurance Company Limited (the “Company”) was established in Beijing on 30 June 2003 according to the Company Law of the People’s Republic of China. On 17 and 18 December 2003, the Company successfully listed on the New York Stock Exchange and the Stock Exchange of Hong Kong respectively. On 9 January 2007, the Company was listed on the Shanghai Stock Exchange.

The Company is the leading life insurance company in China (for the purpose of this press release, the People’s Republic of China excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The Company has the most extensive distribution network in China that comprises exclusive agents, direct sales representatives and dedicated and non-dedicated agencies. The Company is one of the largest institutional investors in China and is also the largest insurance asset manager through its control of China Life Asset Management Company Limited.

The Company offers a series of products and services, including individual and group life insurance, accident insurance and health insurance. It is the leading provider of individual and group life insurance, annuities products, accident insurance and health insurance in China. As at 31 December 2006, the Company had over 86 million individual and group life insurance policies, annuities contracts and long-term health insurance policies that are in force and also offers individual and group accident and short-term health insurance policies. As at 31 December 2006, China Life had 15,000 sales outlets, over 650,000 individual agents, 12,000 group insurance direct sales staff and over 87,000 intermediary sales outlets including bank branches, postal savings outlets and cooperative savings institutions.

On 23 January 2007, The Company’s A-shares became constituents of the Shanghai 180, Shanghai 50, Shanghai-Shenzhen 300, China 100, China 800 and Prosperity indices. Its H-shares were also admitted to the Hang Seng Index on 12 March 2007 and became the first Chinese blue chip insurance stock.

China Life is a core member of China Life Group, which was ranked 217th in Fortune’s Global 500 announced in 2006. In March 2006, China Life was named one of the “Global Most Admired Companies 2006” by Fortune magazine. In September 2006, Euromoney named China Life one of “Asia’s Best Managed Companies”. China Life was in the top 10 of BusinessWeek’s Top 20 China Brands announced in November 2006. In January 2007, China Life was named one of the top three in the “Most-liked 10 Hong Kong Listed Companies in 2006” by a panel formed by the Association of International Accountants Hong Kong Branch and other organisations. In Forbes’ “Global 2000” announced in April 2007, China Life was ranked 243th, 54 places higher than in 2006.

For further information, please contact:

Media enquiries

English/Mandarin

Mr. Bruce Shu

Citigate Dewe Rogerson

Tel: +852 9132 2906 or +852 2533 4607     Fax: +852 2524 5599

E-mail: bruce.shu@citigate.com.hk

English/Cantonese/Mandarin

Mr. Mill Seen

Citigate Dewe Rogerson

Tel: +852 9224 9240 or +852 2533 4612     Fax: +852 2524 5599

E-mail: mill.seen@citigate.com.hk

Mandarin

Mr. John Wang Xiangjun

China Life Insurance Company Limited

Tel: + 852 94025007         (April 18 only)

Tel: +8610 8565 9678       Fax: +8610 8525 2210 (Regular contact numbers)

E-mail: wangxiangjun@e-chinalife.com

Ms. Xu Li

Citigate Dewe Rogerson

Tel: +86 139 1011 2094 or +86 10 6505 2082     Fax: +86 10 6505 2080

E-mail: li.xu@citigatedr-hk.com

Investor and analyst enquiries

Mr. Jason Cao Qingyang

China Life Insurance Company Limited

Tel: +852 94025019          (April 18 only)

Tel: +8610 8565 9778       Fax: +8610 8525 2210 (Regular contact numbers)

E-mail: caoqingyang@e-chinalife.com

Commission File Number 001-31914

Appendix 1 Consolidated balance sheet

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
ASSETS
Property, plant and equipment	14,565	12,710
Deferred policy acquisition costs	39,230	37,741
Investments in associates	6,071	—
Financial assets
Debt securities:	357,898	255,554
- held-to-maturity securities	176,559	146,297
- available-for-sale securities	176,868	96,425
- at fair value through income (held-for-trading)	4,471	12,832
Equity securities:	95,493	39,548
- available-for-sale securities	62,595	26,261
- at fair value through income (held-for-trading)	32,898	13,287
Term deposits	175,476	164,869
Statutory deposits-restricted	5,353	5,353
Policy loans	2,371	981
Accrued investment income	8,461	6,813
Premiums receivables	6,066	4,959
Reinsurance assets	986	1,182
Other assets	2,212	1,458
Cash and cash equivalents	50,213	28,051

Total Assets	764,395	559,219

Appendix 1 Consolidated balance sheet (continued)

	As at 31 December 2006	As at 31 December 2005
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities

Insurance contracts
Short-term insurance contracts:
- reserves for claims and claim adjustment expenses	2,498	1,784
- unearned premium reserves	5,346	5,147
Long-term traditional insurance contracts	172,875	124,656
Long-term investment type insurance contracts	282,672	237,001
Deferred income	41,371	34,631
Financial Liabilities
Investment contracts
- with Discretionary Participation Feature (“DPF”)	45,998	42,230
- without DPF	2,614	1,872
Securities sold under agreements to repurchase	8,227	4,731
Annuity and other insurance balances payable	8,891	4,492
Premiums received in advance	2,329	2,951
Policyholder dividends payable	26,057	6,204
Other liabilities	5,333	4,106
Current income tax liabilities	843	525
Deferred tax liabilities	19,022	7,982
Statutory insurance fund	114	98

Total liabilities	624,190	478,410

Contingencies and commitments	—	—

Shareholders’ equity
Share capital	28,265	26,765
Reserves	77,368	37,225
Retained earnings	34,032	16,388

Total shareholders’ equity	139,665	80,378

Minority interest	540	431

Total equity	140,205	80,809

Total liabilities and equity	764,395	559,219

Appendix 2 Consolidated income statement

For the year ended 31 December

	2006	2005
	RMB million	RMB million
REVENUES
Gross written premiums and policy fees (including gross written premiums and policy fees from insurance contracts 2006: RMB 98,840 million, 2005: RMB 80,651 million)	99,417	81,022
Less: premiums ceded to reinsurers	(140)	(769)

Net written premiums and policy fees	99,277	80,253
Net change in unearned premium reserves	(430)	(215)

Net premiums earned and policy fees	98,847	80,038

Net investment income	24,942	16,685
Net realised gains/(losses) on financial assets	1,595	(510)

Net fair value gains on assets at fair value through income (held-for-trading)	20,044	260

Other income	1,883	1,739

Total revenues	147,311	98,212

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims
Life insurance death and other benefits	(10,797)	(8,311)
Accident and health claims and claim adjustment expenses	(6,999)	(6,847)
Increase in long-term traditional insurance contracts liabilities	(44,238)	(33,977)
Interest credited to long-term investment type insurance contracts	(6,386)	(4,894)
Interest credited to investment contracts	(996)	(973)
Increase in deferred income	(11,607)	(8,521)
Policyholder dividends resulting from participation in profits	(17,617)	(5,359)
Amortisation of deferred policy acquisition costs	(10,259)	(7,766)
Underwriting and policy acquisition costs	(2,415)	(1,845)
Administrative expenses	(9,339)	(7,237)
Other operating expenses	(859)	(798)
Statutory insurance fund	(194)	(174)

Total benefits, claims and expenses	(121,706)	(86,702)

Share of results of associates	—	—
Net profit before income tax expenses	25,605	11,510
Income tax expenses	(5,554)	(2,145)

Net profit	20,051	9,365

Attributable to:
- shareholders of the Company	19,956	9,306
- minority interest	95	59

Basic and diluted earnings per share	RMB 0.75	RMB 0.35

Dividends	3,957	1,338

Appendix 3 Gross written premiums and deposits

For the year ended December 31

	2006	2005
	RMB million	RMB million
Individual life insurance
Gross written premiums	80,086	63,205
First-year gross written premiums	22,659	19,574
Single gross written premiums	1,175	1,085
First-year regular gross written premiums	21,484	18,489
Renewal gross written premiums	57,427	43,631
Deposits	70,355	62,483
First-year deposits	56,560	49,144
Single deposits	53,658	46,061
First-year regular deposits	2,902	3,083
Renewal deposits	13,795	13,339

Group life insurance
Gross written premiums	1,144	867
First-year gross written premiums	1,115	851
Single gross written premiums	1,030	811
First-year regular gross written premiums	85	40
Renewal gross written premiums	29	16
Deposits	21,086	23,463
First-year deposits	21,078	23,452
Single deposits	21,072	23,401
First-year regular deposits	6	51
Renewal deposits	8	11

Accident and health insurance
Gross written premium	11,090	10,867
Short-term accident insurance
Gross written premiums	5,148	5,135
Short-term health insurance
Gross written premiums	5,942	5,732

Total gross written premiums	92,320	74,939

Total deposits	91,441	85,946

Appendix 4 Investment assets

As at 31 December 2006, the investment assets of China Life were as follows:

RMB million
Debt Securities	357,898
Held-to-maturity securities	176,559
Available-for-sale securities	176,868
At fair value through income (held for trading)	4,471
Equity Securities	95,493
Available-for-sale securities	62,595
At fair value through income (held for trading)	32,898
Term deposits	175,476
Statutory deposits-restricted	5,353
Policy loans	2,371
Cash and cash equivalents	50,213